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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                              SYNSORB BIOTECH INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  87160V-10-4
                                 (CUSIP Number)

                              GREGORY B. MATTHEWS
                            400,521-3RD AVENUE S.W.
                            CALGARY, ALBERTA T2P 3T3
                                 (403) 263-3653

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    COPY TO:

                               WILLIAM L. BOEING
                             HAYNES AND BOONE, LLP
                       1600 N. COLLINS BLVD., SUITE 2000
                            RICHARDSON, TEXAS 75080
                                 (972) 680-7553

                                 APRIL 23, 2002

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

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        This amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission ("SEC") on December 31, 2001 relating to the Common Stock of Synsorb Biotech Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 8, 2002 and Amendment No. 2 to Schedule 13D filed with the SEC on April 23, 2002 (as previously amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to restate the Common Stock holdings of Mr. Geoffrey P. Smith, which were inadvertently misstated in Amendment No. 2 to Schedule 13D. Except as set forth below, all other Items of the Filing remain unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

        SCOUT CAPITAL CORP.

        (a) Number of Securities Beneficially Owned: 2,244,817 shares of Common Stock

                Percentage of Class: 5.6%

        (b)     Sole Voting Power: 2,244,817 shares of Common Stock

                Shared Voting Power: 0 shares of Common Stock

                Sole Dispositive Power: 2,244,817 shares of Common Stock

                Shared Dispositive Power: 0 shares of Common Stock

        (c) The transactions made by Scout in the Common Stock in the last 60 days are detailed on Schedule A hereto, which is incorporated herein by this reference.

GEOFFREY P. SMITH

        (a)     Number of Securities Beneficially Owned: 0 shares of Common
                Stock

                Percentage of Class: 0.0%

        (b)     Sole Voting Power: 0 shares of Common Stock

                Shared Voting Power: 0 shares of Common Stock

                Sole Dispositive Power: 0 shares of Common Stock

                Shared Dispositive Power: 0 shares of Common Stock

        (c) Mr. Smith has not conducted any transactions in the Common Stock in the last 60 days. Mr. Smith sold all of his Common Stock holdings on January 11, 2002.

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JIM SILYE

        (a)     Number of Securities Beneficially Owned: 6,000 shares of
                Common Stock

                Percentage of Class: 0.0% (less than one-tenth of a percent)

        (b)     Sole Voting Power: 6,000 shares of Common Stock

                Shared Voting Power: 0 shares of Common Stock

                Sole Dispositive Power: 6,000 shares of Common Stock

                Shared Dispositive Power: 0 shares of Common Stock

        (c) The only transaction by Mr. Silye in the Common Stock was the open market purchase of 6,000 shares of Common Stock described herein. Such purchase was conducted on February 20, 2002 at a price of (Cdn.) $ .32 per share on the Toronto Stock Exchange.

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                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                        SCOUT CAPITAL CORP.

                                        By: /s/ David L. Tonken
                                           ---------------------------------
                                        Name: David L. Tonken
                                        Title: Chief Executive Officer

Date: April 25, 2002

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                                   SCHEDULE A

                     SCOUT TRANSACTIONS IN THE COMMON STOCK
                              IN THE LAST 60 DAYS:

                       NUMBER OF                                 PURCHASE OR
        DATE           SHARES          PRICE (CDN. $)            SALE
        ----           ----------      --------------            ------------
3/1/2002               9,500                  .28                    Purchase
3/1/2002               6,500                  .285                   Purchase
3/4/2002               10,000                 .28                    Purchase